RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              TELCO-TECHNOLOGY, INC.
                               68 Skyview Terrace
                               Clifton, NJ 07013

This report is furnished by the Board of Directors of Telco-Technology, Inc., a Delaware corporation ("Telco") to the holders of its common stock, $.001 par value. Information in this report regarding GreenWorks Corporation, its current shareholders or James L. Grainer has been provided to Telco by GreenWorks Corporation.

Telco has entered into a Share Purchase and Sale Agreement with the shareholders of GreenWorks Corporation, a Delaware corporation ("GreenWorks"), and Acutus Capital, L.L.C. and Greenspace Capital, L.L.C., two New Jersey limited liability companies that are the shareholders of GreenWorks. The Agreement provides that Telco will acquire all of the outstanding capital stock of GreenWorks in exchange for one million shares of Telco Series A Convertible Preferred Stock and a demand promissory note for $200,000. Each share of Series A Convertible Preferred Stock is convertible into 100 shares of Telco common stock, and its holder is entitled to 100 votes at any meeting of shareholders. At the closing of the acquisition, Acutus Capital, L.L.C. and Greenspace Capital, L.L.C. will also purchase 14,067,876 Telco common shares from Donald McKelvey, Telco's Chairman, and Donalson Capital Corporation, an entity controlled by Mr. McKelvey. The purchase price for those shares will be $200,000. Acutus and Greenspace will pay the purchase price from the proceeds of the demand note that Telco intends to issue in partial payment for the GreenWorks shares.

As a condition to closing of the Share Exchange, James L. Grainer will be elected to serve as the sole member of the Telco Board of Directors, and the present members of the Telco Board of Directors will resign.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Telco on or about September 28, 2004.

             VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are at present 28,974,944 shares of Telco common stock issued, outstanding and entitled to vote. The following table sets forth the number of Telco shares owned by each person who, as of September 24, 2004, owns of record, or is known by Telco to own beneficially, more than 5% of the Telco common stock, as well as the ownership of such shares by each director and executive officer of Telco and the shares beneficially owned by all officers and directors as a group.





     Name and Address of                Amount and Nature of     Percent
     Beneficial Owner                   Beneficial Ownership     of Class
     --------------------------------------------------------------------
     Donald McKelvey(1)                 14,502,500(2)             50.1%

     Robert W. McKelvey(3)                       0                   -

     Current Executive Officers and
      Directors as a Group (2 persons)  14,502,500                50.1%

___________________________________

(1)  Donald McKelvey's address is 68 Skyview Terrace, Clifton, NJ 07013.

(2)  Includes 8,500,000 shares owned by Donalson Capital Corporation.
     Mr. McKelvey is the sole shareholder of Donalson Capital Corporation.

(3)  Robert W. McKelvey's address is 126 Barley Road, Ivyland, PA.

Upon the closing of the acquisition of GreenWorks by Telco, there will be 28,974,944 shares of Telco common stock issued and outstanding as well as Series A Preferred Stock convertible into 100,000,000 common shares, or 128,974,944 common shares on a fully-diluted basis. The following table sets forth the number of Telco shares beneficially owned by each person who, as of the closing, will own beneficially more than 5% of Telco's common stock, as well as the ownership of such shares by each new director of Telco and the shares beneficially owned by the new directors as a group.

     Name and Address of           Amount and Nature of          Percent
     Beneficial Owner              Beneficial Ownership          of Class
     ---------------------------------------------------------------------
     James L. Grainer                          0(1)                    -

     All directors as a group
      (1 person)                               0(1)                    -

     Greenspace Capital, L.L.C.       57,033,938(2)                 44.2%(3)
     P.O. Box 284
     Mt. Arlington, NJ 07856

     Acutus Capital, L.L.C.           57,033,938(2)                 44.2%(3)
     411 Hackensack Avenue
     Hackensack, NJ 07601

_________________________________________

(1) Mr. Grainer has an understanding with GreenWorks that shortly after the closing of the acquisition of GreenWorks by Telco, Telco will issue common shares to Mr. Grainer to compensate him for services rendered in connection with GreenWorks' acquisition of Enviro-Sciences, Inc. The number of shares that will be issued has not yet been determined.

(2) The shares beneficially owned by each of Greenspace Capital and Acutus Capital include 50,000,000 common shares issuable to each upon conversion of the Series A Convertible Preferred Stock that each will acquire in exchange for its shares in GreenWorks.

(3) The percent of class assumes conversion of all outstanding Series A Convertible Preferred shares into 100,000,000 common shares.


                            NEW BOARD OF DIRECTORS

Upon the closing of the acquisition of GreenWorks by Telco, James L. Grainer will be the sole member of the Board of Directors of Telco. Mr. Grainer will also be the President and Chief Financial Officer of Telco. No determination has been made as to whether there will be other officers of Telco after the closing. The closing is expected to occur on October 11, 2004 or shortly thereafter.

     James L. Grainer. Mr. Grainer has made his career in the fields of investment banking and financial management and accounting. Since June
2004 Mr. Grainer has been a consultant to GreenWorks Corporation, assisting GreenWorks in connection with its acquisition of Enviro-Sciences, Inc. From 2003 until June 2004 Mr. Grainer was the Chief Financial Officer of Polo Linen, where he was responsible for that company's financial management and was involved in all aspect of strategic management. From 2001 until 2003 Mr. Grainer was the Managing Director of Investment Banking and Head of the Investment Banking Group at Zanett Securities, a merchant banking firm located in New York City. From 1992 until 2001 Mr. Grainer was a Managing Director in the Investment Banking Group at Prudential Securities, where he served as a member of the Management Committee for the Prudential Securities Private Equity Fund and held other financial management positions. Prior to joining Prudential Securities, Mr. Grainer was employed as a Senior Manager by Deloitte & Touche, where he was actively involved in managing all aspects of Deloitte's tax practice. Mr. Grainer is licensed as a certified public
accountant in the State of New York.   Mr. Grainer is 50 years old.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the acquisition of GreenWorks, due to the small size of the Board. Mr. Grainer, however, is an "audit committee financial expert" within the definition given by the Regulations of the Securities and Exchange Commission, by reason of his experience in public accounting and as a financial officer.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

                            EXECUTIVE COMPENSATION

Mr. Grainer has not received compensation from either Telco, GreenWorks, Enviro-Sciences, Inc. or any affiliate of any of them.

                           RELATED PARTY TRANSATIONS

Since June 2004 Mr. Grainer has been acting as a consultant to GreenWorks Corporation. In that role, he has assisted in negotiating the acquisition by GreenWorks of the business and certain assets of Enviro-Sciences, Inc., and has performed due diligence for GreenWorks in connection with that acquisition. The acquisition of Enviro-Sciences, Inc. by GreenWorks will be completed prior to the acquisition of GreenWorks by Telco. In compensation for his services, GreenWorks has agreed that after the acquisition Telco will issue shares of common stock to Mr. Grainer. The number of shares to be issued will be determined by agreement among Mr. Grainer and the shareholders of GreenWorks.

September 24, 2004             By Order of the Board of Directors:

                               Donald McKelvey, Chairman